82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

06012503

SUPPL

ASX RELEASE

Fosters Brewing

The following release was made to the Australian Stock Exchange Limited today:

"Deal with Scottish & Newcastle – Foster's Brand in Europe"

Released: 11 April 2006

Pages: 6
(including this page)

FILE NO: 082-01711

dlw 4/13

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

11 April 2006

FOSTER'S GROUP SIGNS DEAL WITH SCOTTISH & NEWCASTLE TO UNLOCK VALUE OF THE FOSTER'S BRAND IN EUROPE

Foster's Group Limited (Foster's Group) today announced that it has sold the *Foster's* brand in Europe to current brewing and distribution partner, Scottish & Newcastle (S&N) for A$750 million.

Together with other related sponsorship and overhead restructuring initiatives also announced, this transaction will result in minimal earnings foregone.

Foster's Group President & CEO, Trevor O'Hoy said:

"Over the past two years, we set ourselves three objectives: become No.1 in global premium wine, build Asia-Pacific's best multi-beverage portfolio, and maximise the value of the global *Foster's* brand. With the acquisition of Southcorp in 2005, and the development of a unique multi-beverage business in Australia well advanced, we achieved the first two objectives, and today we have begun to deliver on the third. This transaction allows us to break free of the shackles of the past, and move forward with a refreshed commitment to this icon Australian brand.

"*Foster's* will always be "Australian for beer", and continue to represent the Australian way of life in more than 150 countries around the world. We have achieved an outstanding price for the brand in Europe, reflecting the brand equity created by the *Foster's* team over the past decade. In doing so, we have also won the freedom to promote and develop our other premium beer brands in Europe over time.

"We retain ownership of the brand outside Europe, in markets which account for approximately two thirds of global beer volumes. We remain absolutely committed to accelerating its growth in other promising markets, both internationally and in our home market of Australia, through best in class regional partnerships."

Foster's Group in Europe

Foster's Group's agreement to sell the *Foster's* brand to S&N covers the UK and European countries included in the parties' 1995 license agreement, as well as Turkey and several Eastern European countries, formerly part of the Commonwealth of Independent States.

The consideration of A$750 million significantly exceeds the value of the annuity stream that Foster's Group would otherwise receive from the brand in Europe.

"Our 1995 agreement with S&N saw Foster's assign the rights to brew and distribute the *Foster's* brand in Europe to S&N in perpetuity. While our partnership with S&N has been highly successful in building the brand, the royalty economics of that deal, which was struck at a time when the Foster's Group was in financial difficulties, have unfortunately not matched the dramatic growth of the brand in the region.

"This transaction is about unlocking and capturing the intrinsic value of the *Foster's* brand in Europe for Foster's Group shareholders, while providing S&N with the scope to continue to drive the brand going forward", said Mr O'Hoy.

Tony Froggatt, Chief Executive of S&N, said:

"Since 1995, S&N has enjoyed a mutually beneficial relationship with the Foster's Group. Under S&N, sales of Foster's products have exhibited significant growth in both the UK and Continental Europe.

"As an Australian, I am proud that S&N is custodian of one of Australia's best known brands."

Foster's – a global brand

Foster's Group and S&N have agreed a brand protocol administered by the "Foster's Council" to ensure that the basic integrity of the Foster's brand is respected throughout the world. This allows full scope for each party to develop the brand commercially in their own markets, while developing global brand equity.

Richard Scully, Managing Director, Foster's Brewing International will continue to oversee the development of the *Foster's* brand on behalf of Foster's Group and said:

"Our agreement with S&N ensures that the brand's Australian origin, premium positioning, distinctive packaging, logo, taste, and high quality production standards will be consistently applied around the world. Foster's Group and S&N will continue to share ideas on *Foster's* Lager innovation and new product development to help drive sustained brand growth."

As part of a program to significantly reduce overheads within the Foster's Brewing International business, Foster's Group will not be renewing its sponsorship of Formula One™ at the end of the current season when its contractual obligations expire (December 2006).

"This sponsorship has been important for *Foster's*, raising consumer awareness of the brand globally. While Foster's Group will continue to co-ordinate global marketing initiatives, decisions about sponsorship will rightly rest with our co-brand owners and regional partners," Mr Scully said.

Compelling financial outcome

The transaction will generate total pre-tax proceeds of A$750 million (approximately A$650 million after tax and transaction costs). This will result in a one-off gain of approximately A$650 million after tax.

Foster's Group intends to use the proceeds to repay debt.

Foster's Group estimates that the transaction would have had the following impacts on its pro forma financial results for fiscal 2006, that is had it been implemented at the start of the financial year (1 July 2005):

- A net reduction of A$10.8 million to Earnings Before Interest, Tax, and Amortisation (EBITA). Hence the consideration represents an implied EBITA multiple of 69 times;
- Earnings Per Share accretion of 2.7%;
- Reduction in gearing (Net Debt/Equity) of approximately 30 points; and
- Neutral to Return on Capital Employed (ROCE).

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

The transaction is expected to be completed during May 2006, with proceeds to be included in the 2007 financial year. There is no change to Foster's Group's current estimate of normalised earnings per share growth of between 12-14% for 2006.

As a result of this transaction Foster's Group expects to reduce net debt below A$3 billion by the end of the 2008 financial year, one year earlier than forecast. Gearing at that time will be in the range of 50-60%.

Foster's expects these transactions will have a positive impact on its credit ratings as assessed by Standard & Poor's and Moody's.

Approvals required

S&N's acquisition of the Foster's trademark is subject to Foreign Investment Review Board approval.

Further information:

Media:

Australia
Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

United Kingdom
Julie Foster, Tulchan Communications
Tel: +44 20 7427 1560
Mob: +44 7799 894262

Investors:

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

APPENDICES: ADDITIONAL INFORMATION

Foster's Group Limited

Foster's Group is a leading global drinks company, with a portfolio of wine, beer, spirits, ready-to-drinks, ciders, and non-alcohol brands. Based in Melbourne, Australia and listed on the Australian Stock Exchange, the Group is the global leader in premium wine, and has Australia's leading portfolio of alcohol brands.

With an approximate market capitalisation of $US8 billion and annual revenues of $US4 billion, Foster's Group employs over 11,000 people in production, sales and marketing offices in Australia, North America, Europe, and Asia.

The Group's brand portfolio includes leading global wine brands Wolf Blass, Beringer Estate, Penfolds, Lindemans, and Rosemount Estate, and Australia's leading alcohol brands: Crown Lager, Victoria Bitter, Cougar, and Strongbow. Foster's Group will also own the *Foster's* brand in all regions except Europe.

Scottish & Newcastle (S&N)

Based in the United Kingdom and listed on the London Stock Exchange, S&N is the world's fifth largest global brewer and the third largest brewer in Europe by value.

With over 50 breweries internationally, S&N now operates in 15 countries across Europe and Asia. Major international brands brewed or distributed by S&N include *Foster's*, Baltika, Strongbow, Kronenbourg 1664, and Newcastle Brown Ale. S&N will now own the Foster's brand in Europe. S&N is also a 50% joint venture partner with Carlsberg Breweries in Baltic Brewery Holdings, the largest brewer in the Russian Federation, with 36% of the market and the top two Russian beers, including market leader Baltika.

The *Foster's* Brand in Europe

In 1995 Foster's Group entered into an agreement with S&N to brew, package, and distribute the *Foster's* brand in the UK, the Republic of Ireland, and Continental Europe (including the Russian Federation, and certain other Eastern European countries of the Commonwealth of Independent States).

In addition to the territories covered in the 1995 agreement, S&N will acquire the Foster's brand in Turkey, Armenia, Azerbaijan, Georgia, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, and Uzbekistan.

Today's agreement with S&N is in respect of the following countries:

United Kingdom	Republic of Ireland	Iceland	Norway
Sweden	Denmark	Finland	Germany
Belgium	Netherlands	Poland	Slovakia
Czech Republic	Hungary	Austria	Switzerland
France	Luxembourg	Italy	Liechtenstein
Slovenia	Macedonia	Bulgaria	Serbia & Montenegro
Bosnia & Herzegovina	Croatia	Romania	Moldova
Ukraine	Belarus.	Lithuania	Latvia
Estonia	Russia	Cyprus	Malta
Turkey	Kazakhstan	Georgia	Armenia
Azerbaijan	Turkmenistan	Uzbekistan	Tajikistan
Kyrgyzstan	Spain	Portugal	Greece
Albania	Greenland	Andorra	Monaco
Vatican City	San Marino		

Foster's has been the number one beer in London for the last decade, and is the second most popular beer in the UK – over 2.5 million pints of *Foster's* are consumed each day in the UK. *Foster's* is the seventh highest selling beer brand across Europe and the only non-European beer brand in the Top 15.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Deal with Scottish & Newcastle – Investor Presentation"

Released: 11 April 2006

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

Maximising the value of the Foster's Brand

11 April 2006


CASCADE
CARLTON DRAUGHT
MID
VB

Foster's trademark in Europe sold for $750m

FOSTER'S

Foster's brand in Europe	➧	Irrefutable success story – No.7 in Europe – Only non-European top 15 brand
S&N license agreement	➧	Foster's Group has not participated in financial benefits, because: – Perpetual license – Below market royalty rate – No commercial possibility of renegotiation
Sale of *Foster's* trademark	➧	Substantial value realised – Premium to value of foregone royalties – Flexibility to take other beer brands to Europe

Absolute commitment to the Foster's brand in high growth regions

FOSTER'S


2003-2010E Growth 0.9%
North America
2003-2010E Growth 0.9%
Eastern Europe
2003-2010E Growth 3.1%
Japan
2003-2010E Growth 0.8%
Africa & Middle East
2003-2010E Growth 8.4%
Asia Ex Japan
2003-2010E Growth 5.4%
Central & South America
2003-2010E Growth 3.2%
2003-2010E Growth 1.0%
Foster's Group ownership
SBN ownership

3

Note: All growth rates are for volume based on Plato Logic estimates.

License deals and JV's in the largest beer regions

FOSTER'S


Canada
Royalty
Toll production for US market
US
Royalty
49.9% JV on sales, marketing & distribution
Export sales
39.9% JV on sales, marketing & distribution
Export
African & Eastern JV
Molson License
SABMiller License/JV
Australia Controlled Export Markets
Countries Remaining to be Developed
Foster's Group Production

4

Excellent financial outcome

FOSTER'S

Value Creation	✓	The proceeds far exceed the value of the royalty income foregone	
Financial Implications	✓		2006E (PF)
		Volume reduction (cases)	85.6m
		Sales reduction	A$38.9m
		EBITA reduction	A$10.8m
Sale Multiple	✓	Implied EBITA multiple	69x
EPS	✓	EPS accretion	2.7%
Balance Sheet	✓	Gearing reduction	Approx. 30 points
Credit Rating	✓	Credit rating split removed i.e. S&P to upgrade 1 notch to BBB flat	
ROCE	✓	Group ROCE impact	Neutral

Note: Pro forma calculations assume the transaction occurs at the start of financial period (1 July 2005).

Benefit of c.A$650m post tax for c.A$10.8m in annual EBITA foregone

FOSTER'S

Foster's Group EBITA Impact (2006E PF)


(10.8)
9.0
17.1
(36.9)
2006E PF (A$m)
Foregone Royalties
F1 and Other Brand Support
Overheads and Other Cost Reductions
Net Foregone EBITA

Questions

FOSTER'S
GROUP


SALTRAM
CARLTON DRAUGHT
MID
VB